
Mail Stop 4631

January 30, 2017

<u>Via E-mail</u>
Mr. Kuanfu Fan
Chief Financial Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
229 Tongda Avenue
Economic and Technological Development Zone
Suqian, Jiangsu Province, P.R. China 223800

      Re: China Xuefeng Environmental Engineering Inc.
               Form 10-K/A for Fiscal Year Ended May 31, 2016
               Filed December 28, 2016
               File No. 333-175483

Dear Mr. Fan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ John Cash

               John Cash
               Accounting Branch Chief
               Office of Manufacturing and Construction

Cc: Mr. Jason Ye
      Ortoli Rosenstadt LLP